FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2024

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

PRESS RELEASE

For immediate release

Videotron receives investment-grade rating from S&P Global Ratings

Montréal, May 6, 2024 - Quebecor welcomes the decision by S&P Global Ratings ("S&P") to upgrade Videotron's credit rating from BB+ to BBB-. S&P also upgraded Videotron's unsecured debt rating from BB+ to BBB-.

“I am very proud to announce this important development one year after the successful acquisition of Freedom, which established Videotron as Canada’s fourth major national wireless carrier," said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “This enviable credit rating is a significant achievement that speaks volumes about Videotron's superior operating performance, strict financial discipline and strong balance sheet.

"Videotron already enjoyed an excellent reputation on financial markets, with an unblemished track record in the course of raising billions of dollars in financing since its acquisition by Quebecor Media Inc. in 2001. Receiving this BBB- rating from S&P can only improve Videotron's access to capital markets and reduce its cost of borrowing," Mr. Péladeau added.

Videotron is currently rated BBB- with a stable outlook by S&P and Ba1 with a positive outlook by Moody's.

A rating is not a recommendation to buy, sell or hold investments and is subject to revision or withdrawal at any time by the relevant rating agency.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include the possibility that the Corporation is unable to successfully carry out its business strategies, including but not limited to the geographic expansion of its telecommunications activities and the reorganization of TVA Group, seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and the pricing of competitors’ products and services), new competition and Quebecor’s ability to retain its current customers and attract new ones, Quebecor’s ability to penetrate new, highly competitive markets and the accuracy of estimates of the size of potential markets, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics or other public health crises, political instability in some countries, risks associated with emergency measures implemented by various governments, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks linked to an unfavorable judgment or settlement of a dispute, risks associated with labour agreements, risks related to changes in tax legislation, and changes in the general political and economic environment.

In addition, there are risks associated with the acquisition of Freedom and the strategy for expansion outside Québec, including Quebecor’s ability to successfully integrate Freedom’s operations following the acquisition and to realize synergies, and potential unknown liabilities or costs associated with the acquisition of Freedom. As well, the anticipated benefits and effects of the acquisition of Freedom may not be realized in a timely manner or at all, and future operating costs and capital expenditures could be different than anticipated. In addition, unanticipated litigation or other regulatory proceedings associated with the acquisition of Freedom could result in changes to the parameters of the transaction. Finally, the impacts of the significant and recurring investments that will be required in the new markets of Freedom and Videotron, operating as an MVNO or otherwise, for development and expansion and to compete effectively with the ILECs and other current or potential competitors in these markets, including the fact that the post–acquisition Videotron business will continue to face the same risks that Videotron currently faces, but will also face increased risks relating to new geographies and markets.

Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at www.sedarplus.ca and www.quebecor.com, including, in particular, the “Risks and Uncertainties” section of the Corporation’s Management Discussion and Analysis for the year ended December 31, 2023.

The forward-looking statements in this press release reflect the Corporation’s expectations as of May 6, 2024 and are subject to change after this date. The Corporation expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Québec-based Quebecor (TSX: QBR.A, QBR.B) employs more than 11,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: twitter.com/Quebecor

Information:

Hugues Simard

Chief Financial Officer

Quebecor Inc. and Quebecor Media Inc.

hugues.simard@quebecor.com

514 380-7414

Communications department

Quebecor Inc. and Quebecor Media Inc.

medias@quebecor.com

514 380-4572

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Sophie Riendeau

By:	Sophie Riendeau
Corporate Secretary

Date: May 6, 2024